Exhibit 1

ANNUAL INFORMATION FORM

APRIL 17, 2007

ABER DIAMOND CORPORATION

P.O. Box 4569, Station A

Toronto, Ontario, Canada   M5W 4T9

Tel  416.362.2237  Fax 416.362.2230

www.aber.ca

ABER DIAMOND CORPORATION

TABLE OF CONTENTS

ITEM 1 - CORPORATE STRUCTURE	4

NAME, ADDRESS AND INCORPORATION	4
INTERCORPORATE RELATIONSHIPS	5

ITEM 2- GENERAL DEVELOPMENT OF THE BUSINESS	6

THREE YEAR HISTORY	6
Tiffany & Co. Private Placement	7
Diamond Supply Agreement with Tiffany & Co.	7
Credit Facility	7
Dividend and Share Repurchase Plan	8
Acquisition of Harry Winston, Inc.	8

ITEM 3 - DESCRIPTION OF THE BUSINESS	8

GENERAL	8
MINING	9
Principal Markets and Distribution	9
Production	9
Specialized Skills and Knowledge	9
Competitive Conditions	9
Seasonality	9
Employees	10
Foreign Operations	10
RETAIL	10
Principal Markets and Distribution	10
Production and Raw Materials	10
Specialized Skills and Knowledge	11
Competitive Conditions	11
Trademarks	11
Seasonality	11
Economic Dependence	11
Environmental Protection	11
Employees	11
Foreign Operations	11
SOCIAL AND ENVIRONMENTAL POLICIES	12
Aboriginal Issues and Local Resources	12
Environmental Regulations	12
Kimberley Process Certification Scheme	13
RISKS AND UNCERTAINTIES	13
Nature of Mining	13
Joint Arrangement	14
Diamond Prices and Demand for Diamonds	14
Currency Risk	14
Licences and Permits	14
Regulatory and Environmental Risks	15
Resource and Reserve Estimates	15
Insurance	15
Fuel Costs	15
Reliance on Skilled Employees	16
Expansion of the Existing Salon Network	16
Competition in the Luxury Jewelry Segment	16

MINERAL PROPERTIES	16
The Diavik Mine	16
Summary of 2004 Technical Report and the 2006 Diavik Reserve and Resource Statement	17
Property Location, Access and Infrastructure	19
History	19
Geology and Mineralization	20
Drilling and Sampling	21
Mineral Resources and Mineral Reserve Estimates	21
Mineral Resources	21
Mineral Reserves	23
Other relevant data and information	25
Other Properties	26

ITEM - 4 DIVIDENDS	26

ITEM - 5 DESCRIPTION OF CAPITAL STRUCTURE	27

ITEM - 6 MARKET FOR SECURITIES	27

TRADING PRICE AND VOLUME	27

ITEM 7 - DIRECTORS AND OFFICERS	28

NAME, OCCUPATION AND SECURITY HOLDING	28
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	30

ITEM 8 - AUDIT COMMITTEE	30

EDUCATION AND EXPERIENCE	30
PRE-APPROVAL POLICIES AND PROCEDURES	31
External Auditor Service Fees	31

ITEM 9 - LEGAL PROCEEDINGS	31

ITEM 10 - TRANSFER AGENT AND REGISTRAR	32

ITEM 11 - INTERESTS OF EXPERTS	32

ITEM 12 - MATERIAL CONTRACTS	32

ITEM 13 - ADDITIONAL INFORMATION	33

APPENDIX 1: AUDIT COMMITTEE CHARTER	34

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	43

Currency

Unless otherwise specified, all dollar references are to United States dollars. On April 17, 2007, one Canadian dollar was worth approximately $0.89 in US currency, based on the noon buying rate of the Bank of Canada.

Forward Looking Statements

Certain information included in this Annual Information Form and other documents Aber has  publicly filed on SEDAR may constitute forward-looking information within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts or not a guarantee of future operational or financial performance. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2007, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the Diavik Mine’s water licence renewal, the number of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.88, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, Aber has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and that the Diavik Mine’s water licence will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates and expense trends, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment.

Readers are cautioned not to place undue importance on forward-looking information which speak only as of the date of this Annual Information Form and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. While Aber may elect to, it is under no obligation and does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in Aber’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.edgar.com, respectively.

ITEM 1 - CORPORATE STRUCTURE

Name, Address and Incorporation

Aber Resources Ltd. was formed on April 19, 1994, under the Company Act (British Columbia) by the amalgamation of a predecessor company (also called Aber Resources Ltd., which had been incorporated on July 8, 1980) with Commonwealth Gold Corporation (“Commonwealth Gold”). On August 3, 2000, the company name, Aber Resources Ltd., was changed to Aber Diamond Corporation. On July 12, 2002, Aber Diamond Corporation was continued under the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to “Aber” or the “Company” refers to Aber Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal office of the Company is located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and the registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5

Intercorporate Relationships

As at January 31, 2007, Aber Diamond Corporation’s corporate structure was as follows:

Aber Diamond Corporation (Canada)
100%
Aber Fifth Avenue Corporation (Canada)
50%
Abany Diamond Partnership (Ontario)
100%
HWH Acquisition Company LLC (Delaware)
100%
HW Holdings, Inc. (Delaware)
100%
Harry Winston, Inc. (New York)
100%
Harry Winston Rare Jewels Ltd. (New York)
11.4%
88.6%
Harry Winston SARL (France)
100%
Harry Winston Japan K.K. (Japan)
100%
Harry Winston (UK) Limited
100%
Harry Winston Inc Taiwan Branch (Taiwan)
100%
Harry Winston S.A. (Switzerland)
100%
Hartech S.A. (Switzerland)
50 %
Les Cadraniers de Geneve S.A. (Switzerland)
49%
Harry Winston LLC (United Arab Emirates)
100%
Harry Winston of New York BVBA (Belgium)
100%
Harry Winston (Hong Kong) Limited (Hong Kong)
100%
718 Fifth Avenue Corporation (New York)
100%
Aber Building Services Inc. (Canada)
100%
Aber U.S. Operating Company LLC (Delaware)
100%
Aber Quebec Inc. (Canada)
100%
6019838 Canada Inc. (Canada)
100%
Aber Technical Services Inc. (Canada)
100%
Aberex Minerals Ltd. (British Columbia)
100%
Aber Diamond Mines Ltd. (NWT)
100%
6355137 Canada Inc. (Canada)
1%
99%
Aber Diamond Limited Partnership (NWT)
40%
Diavik Diamond Mines (NWT)
100%
Aber Investments Limited (Cyprus)
99%
1%
Aber India Private Ltd. (India)
100%
Aber Diamond Marketing SARL (Luxembourg)
51%
Aber Diamond Trading SARL (Switzerland)
99%
1%
Aber International N.V. (Belgium)
100%
Aber Diamond Israel 2006 Ltd. (Israel)

ITEM 2- GENERAL DEVELOPMENT OF THE BUSINESS

Aber Diamond Corporation is a specialist diamond company with assets in the mining and retail segments of the diamond industry.

The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”) located at Lac de Gras in Canada’s Northwest Territories. Aber also owns 100% of Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Aber Diamond Mines Ltd. (40%), where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator (the “Operator”) of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. Aber receives 40% of the diamond production from the Diavik Mine. Aber markets a substantial part of its share of diamonds to the global market through its rough diamond marketing arms in Antwerp, Belgium, Ramat Gan, Israel, and Mumbai, India.

Three Year History

Calendar 2004 was the Diavik Mine’s first full year of operations, and production totaled approximately 7.6 million carats, of which Aber’s share was approximately 3.0 million carats. In April 2004, the Company acquired a controlling interest in Harry Winston.

In late calendar 2004, DDMI presented a revised mine plan which advanced the development of the A418 dike and open pit, as well as the construction of a decline designed to establish optimum underground mining techniques, ahead of planned underground mining of the A418, A154 South (“A154S”) and A154N pipes. This revised mine plan also forecasted production to be between 8 to 10 million carats per annum for calendar years 2006 to 2009, and 8.5 to 9.5 million carats for calendar 2005.

Changes were made to the mine plan in calendar 2005 to accommodate a redesign of the A154 pit in the A154 North area. The revised pit design shifted the focus from open pit mining to underground mining of A154N in order to maximize mineable reserves. Along with the work to re-design the A154 pit, additional delineation drilling was conducted on all three kimberlite pipes currently in the mine plan. The work revealed additional diamondiferous kimberlite ore on the edges of both A154N and A418 kimberlite pipes. Early in calendar year 2005, work began to bring the 28.4 million carats in the A418 reserves into production. As with other kimberlite pipes at the Diavik Mine, the A418 pipe is beneath the waters of Lac De Gras. Construction of the new 1.3 km A418 dike progressed ahead of schedule and the rock-fill berm was closed off in October of 2006. The open pit of the A418 pipe will be the third working face to be developed at the Diavik Mine. An underground feasibility study was commenced in 2005 to determine the most effective way to underground mine the A154S, A154N and A418 kimberlite pipes.

Calendar 2005 was the second full year of operations for the Diavik Mine. Production totaled approximately 8.27 million carats, of which the Company’s share was 3.3 million carats.

In March 2006, the operation of the winter road to the Diavik Mine was suspended early due to deteriorating ice conditions resulting from unseasonable warm temperatures. Despite the early closure of the winter road, Diavik was able to maintain operation and construction commitments as planned. Production from the mine was primarily sourced from the A154S kimberlite pipe, with some contribution from the A-154N pipe. Calendar 2006 production totaled approximately 9.8 million carats of which the Company’s share was approximately 3.9 million carats.

In late 2006, the A418 dike construction and de-watering process was completed. Pre-stripping of the lake bottom sediments commenced in early 2007 in preparation for open pit mining of the ore body, which is currently expected to begin later in the year.

Construction has also continued on the underground decline to access the A154S, A154N, and A418 ore-bodies. In late 2006, the decline reached the A418 ore-body where a bulk sample was extracted to complete the underground feasibility study.

A separate exploration decline has reached the A21 ore-body with a bulk sampling planned for early 2007 to provide data for a feasibility study with the objective of improving production volumes in later years.

Efficiency and recovery enhancing initiatives designed to improve carat production were introduced in 2006 by the testing of a continuous mining machine. The technique avoids the drill and blast cycle of conventional mining and is expected to improve productivity and reduce diamond damage.

On September 29, 2006, the Company acquired the balance of the common stock of Harry Winston that it did not already own, bringing its ownership interest in Harry Winston to 100%.

Tiffany & Co. Private Placement

In 1999, Tiffany & Co. (“Tiffany”) purchased 8 million common shares of the Company in a private placement. The proceeds provided Aber with the funds to proceed with the early stages of the development of the Diavik Mine. The terms of the investment by Tiffany entitled it to nominate one person to the Company’s board of directors. On December 6, 2004, the Company and Tiffany agreed to amend the original terms of the investment by Tiffany by deleting certain restrictions on the sale of the common shares of Aber held by Tiffany. Immediately following these amendments, Tiffany sold its interest in the Company and James N. Fernandez, the nominee of Tiffany, resigned from the Company’s board of directors.

Diamond Supply Agreement with Tiffany & Co.

A diamond sales agreement with Tiffany, completed on March 10, 2003, provided the Company with an off-take for a specific portion of its share of production from the Diavik Mine at a discount to market prices. The off-take agreement was essential to the completion of a loan facility that provided the largest portion of the Company’s share of the capital requirements for the Diavik Mine.

On December 6, 2004, the Company and Tiffany agreed to change the terms of the diamond sales agreement and the market price discount applied to sales of rough diamonds by the Company to Tiffany was eliminated.

Credit Facility

On January 29, 2002, the Company closed the financing of a $230.0 million loan facility (“Project Loan Facility”) to fund its share of the capital requirements for the completion of the Diavik Mine. On March 3, 2004, the Company amended its Project Loan Facility which was further amended on March 11, 2005. As a result of these amendments, the Company’s previous $230.0 million Project Loan Facility was converted into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility. The amended facility provided the Company with improved economic terms and less restrictive covenants. Effective September

29, 2006, the Company further amended its Project Loan Facility to include an additional senior secured term loan of US$100.0 million, which was used to finance the acquisition of the remaining portion of Harry Winston

Harry Winston, Inc. and Harry Winston Japan, K.K. amended its $85.0 million secured credit agreement on January 31, 2006 with a syndicated group of banks to increase it to $110.0 million on March 1, 2006 and to $130.0 million on July 1, 2006. This credit agreement includes both a revolving line of credit and fixed rate loans. At January 31, 2007, $114.8 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston, Inc. and Harry Winston Japan, K.K. This credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date. On November 1, 2006, Harry Winston, Inc. amended the credit agreement to provide for a temporary increase (the “Special Accommodation”) in the facility of $10.0 million to $140.0 million supported by a limited $10.0 million guaranty provided by the Company. The Special Accommodation expires on April 30, 2007. There were no borrowings outstanding under the Special Accommodation at January 31, 2007.

Dividend and Share Repurchase Plan

On December 6, 2004, the Company announced the implementation of a plan to return value to shareholders in the form of common share dividends combined with a share repurchase program. At that time the Board of Directors also approved a policy to provide an annual dividend of US$0.60 per share, paid quarterly. On June 9, 2005, the Board of Directors announced the implementation of a new policy increasing the annual dividend to US $1.00 per share, paid quarterly.

The Company’s share repurchase program, implemented through a Normal Course Issuer bid on the TSX for up to 2,850,000 of the Company’s outstanding shares, commenced on February 14, 2005, and terminated on February 13, 2006. A total of 150,000 common shares of the Company were repurchased for cancellation at prices ranging from Cdn.$33.80 to Cdn.$39.00 for a total acquisition cost of Cdn.$5.7 million.

Acquisition of Harry Winston, Inc.

The Company acquired a 51% controlling interest in HW Holdings, Inc., the sole shareholder of Harry Winston, on April 2, 2004, for $85 million, of which $20 million was in the form of additional working capital. Effective September 29, 2006 the Company purchased the remaining interest in HW Holdings, Inc. for $157.2 million.

ITEM 3 - DESCRIPTION OF THE BUSINESS

General

The Company operates in the two most profitable segments of the diamond industry:  mining and retail. Through selective investments in high-quality components of the industry, the Company links the premium mine production of the Diavik Mine to a premium diamond jewelry brand, Harry Winston, and exploits the synergies not otherwise available to the individual businesses.

Mining

The Company’s participation in the mining sector of the diamond industry is through its 40% undivided ownership interest in the assets, liabilities and expenses of the Diavik Mine located at Lac de Gras in Canada’s Northwest Territories. The Diavik Mine is operated by DDMI, a wholly owned subsidiary of Rio Tinto Plc.

Principal Markets and Distribution

The Company markets its share of production from the Diavik Mine by means of two sales channels: (i) directly to Tiffany & Co. pursuant to a diamond sales agreement and (ii) to the international diamond market through wholly owned subsidiaries operating in Antwerp, Belgium, Ramat Gan, Israel, and Mumbai, India. The Company’s clients are based in the major diamond cutting and manufacturing centres of India, Israel, the United States, and Belgium. The Company continues to investigate additional avenues for selling directly into these major diamond cutting and manufacturing centres.

Mining segment sales to third parties, including Tiffany & Co., accounted for approximately 60% of Aber’s consolidated revenues for the fiscal year ended January 31, 2007. In the year ended January 31, 2006, mining segment sales to third parties, including Tiffany & Co., accounted for approximately 62% of consolidated revenues.

Production

The Diavik Mine has three ore bodies in the current mine plan:  A154S, A154N, and A418. Production is primarily from open pit mining of the A154S ore body with additional production coming from the A154N ore body.

Specialized Skills and Knowledge

Aber’s success at marketing diamonds is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires.

Competitive Conditions

Rough diamond prices weakened slightly throughout fiscal 2007 for all but the highest quality diamonds, bringing prices to more normalized levels following unusually large price increases throughout fiscal 2006. The trend for higher prices on the larger, better-quality white goods continued as demand remains undersupplied.

A steady supply of polished diamonds resulted in more stable prices, creating a more favourable business environment for jewelry manufacturers. A firm holiday season in the US coupled with continuing strong demand from the Indian and Chinese retail sectors gave a boost to the polished market as the year closed and helped to alleviate a temporary oversupply of polished diamonds. This positive movement, combined with an anticipated shortage of rough, has led to increased demand and higher prices in early calendar 2007, bringing renewed momentum to the diamond market.

Seasonality

The Diavik Mine operates in the harsh climate of Canada’s North. Therefore, production is influenced by weather conditions and slows down during the winter months corresponding to Aber’s first and fourth fiscal quarters. The seasonality of production is anticipated to be somewhat mitigated when underground mining commences in calendar 2008.

The operation of the winter road that services various mining and exploration operations located northeast of Yellowknife, including the Diavik Mine, was suspended earlier than anticipated in March of 2006 due to deteriorating ice conditions resulting from unseasonably warm temperatures. Additional fuel, bulk supplies and heavier components of a large excavation shovel were flown in with no interruption to either production or construction schedules.

Employees

As of January 31, 2007, the Company had 72 employees (not including employees of Harry Winston). The employees are not unionized and there were no strikes in the past year. Management considers the relationship between Aber and its employees to be excellent.

Persons employed at the Diavik Mine are employees of DDMI and not Aber.

Foreign Operations

The Company has three main marketing channels for rough diamonds in Antwerp, Belgium, Mumbai, India, and Ramat Gan, Israel; each a major diamond centre. Management of the Company does not believe that the Company is wholly dependent on any of these locations and is investigating whether other locations exclusively or in conjunction with these locations are desirable.

Retail

Since April 2004, the Company has participated in the retail sector of the diamond industry through its ownership interest in Harry Winston. On September 29, 2006, the Company bought the remaining 47.17% of Harry Winston and now owns 100% of Harry Winston.

Principal Markets and Distribution

Harry Winston sells its exclusive line of diamond focused jewelry and timepieces through, as of January 31, 2007, six salons located in the United States, three in the European Union, and four in the Far East. Harry Winston timepieces are also sold through a network of independent distributors.

Sales of jewelry and timepieces by Harry Winston accounted for approximately 40% of Aber’s consolidated revenues in the fiscal year ended January 31, 2007 and approximately 38% of the Company’s consolidated revenues in the fiscal year ended January 31, 2006.

Production and Raw Materials

Harry Winston product is designed and supplied from its own design and manufacturing workshop located above the New York salon on Fifth Avenue, supplemented by consignments of gemstones and jewelry from third parties. Harry Winston outsources the manufacture of certain jewelry designs when costs and production quantities warrant.

Diamonds, gems, and precious metals used in the production of Harry Winston jewelry and timepieces are purchased from a variety of sources with which Harry Winston or Aber have a long standing relationship. All manufacturing materials are quality controlled by Harry Winston.

Harry Winston timepieces are designed and manufactured by Harry Winston S.A. (“HWSA”) in Geneva, Switzerland. HWSA manufactures most of its own cases and precious metal bracelets and purchases dials through its jointly owned company, Cadraniers de Genève (44%). Movements are purchased from leading Swiss movement suppliers. Design, assembly of components, polishing and quality control are all completed in HWSA  Swiss workshops.

Specialized Skills and Knowledge

Harry Winston employs a number of skilled designers and craftspeople. Management believes that there are alternative sources for most Harry Winston jewelry and timepieces, but due to the craftsmanship involved, it may be difficult to find readily available alternatives in the short-term.

Competitive Conditions

Harry Winston operates in the upper premium market for diamond jewelry and timepieces. Its main competitors have established reputations for style and expertise similar to that of Harry Winston and compete on the basis of reputation and brand recognition. Differing brands have stronger presence in different geographic regions. Harry Winston has considerable brand recognition in the United States and Japan, the two largest markets for diamond jewelry.

Trademarks

Harry Winston™, Winston™, Rare Timepiece™, Rare Jewels of the Earth™, and HW Harry Winston Rare TimePieces™ are the principal trademarks of Harry Winston. Harry Winston maintains a program to protect these trademarks from being used by third parties when it is considered likely to cause confusion in the market-place.

Seasonality

As a high-end jeweler, Harry Winston’s business is seasonal in nature, with the fourth quarter holiday season typically representing a proportionally greater percentage of annual sales, particularly for the US market.

Economic Dependence

HWSA is dependent on the supply of movements from the Swiss watch industry. HWSA purchases most of its base movements from three manufacturers: Swatch Group (ETA & Frederic Piguet), Girard Perregaux SA and Jaquet SA.

A significant downturn in the economies of the two largest markets for diamond jewelry consumption, the United States and Japan, could have a negative effect on the financial results of Harry Winston as a result of decreased spending on luxury goods.

Environmental Protection

The manufacture of jewelry has environmental risks associated with the use of chemicals used in the polishing and manufacturing processes, requiring the proper management of the disposal of the waste material and the need to provide adequate ventilation to the areas where they are used. Harry Winston has procedures and infrastructure in place to provide adequate environmental protection.

Employees

As at January 31, 2007, Harry Winston and its subsidiaries employed a total of 396 full time non-unionized personnel. There were no labour disruptions in the past year and management considers the relationship between Harry Winston and its employees to be excellent.

Foreign Operations

Harry Winston operates salons in the United States, Japan, Taiwan, France, Switzerland and the United Kingdom. Management does not believe that Harry Winston is dependent on any single foreign operation.

Social and Environmental Policies

Aboriginal Issues and Local Resources

The Diavik Mine is located on land administered by the Canadian government and is subject to Aboriginal land claims. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area. These groups include the Tli Cho Government (formerly Treaty 11 Dogrib Dene), the Lutsel K’e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Mine on March 31, 2000.

DDMI has negotiated private “Participation Agreements” with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups, and provide DDMI with “quiet enjoyment” provisions for the construction and operation of the Diavik Mine. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Mine’s neighbouring communities are positive.

DDMI, on behalf of the Diavik Joint Venture, contributes scholarship funding and donations of approximately Cdn.$350,000 annually to Aboriginal community groups, charities and other not-for-profit organizations.

DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine’s operations jobs with northern residents and 40% with Aboriginal northerners. DDMI continues to exceed its feasibility study workforce projections. Figures are published publicly twice annually in reports submitted to the NWT Government and Aboriginal communities.

Environmental Regulations

The Diavik Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of Aber’s knowledge, the Diavik Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Diavik Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels.

Northwest Territories’ requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services. Laws and regulations that might impact the Diavik Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August 2000, the Diavik Mine was issued with a Type “A” Water Licence with associated engineering and management plans required under the license being approved by the Mackenzie Valley Land and Water Board three months later. The water license expires on August 31, 2007.

The Diavik Mine submitted its water license renewal application early in August 2005, with a request to conclude the process in time for the underground mining investment decision in early 2007. In December 2005, the Diavik Mine participated in the Mackenzie Valley Land and Water Board’s public technical sessions to begin the process to renew the Diavik Mine’s water licence. Early in 2006, the license renewal transferred to the new Wekheezhii Land and Water Board created under the Tli Cho land claim agreement. Public hearings were held in late 2006, resulting in a work plan to have revised management plans submitted in early 2007 to allow the licence to be renewed in August 2007. DDMI has advised that it anticipates the Wekheezhii Land and Water Board being in a position to renew the licence in August 2007.

Kimberley Process Certification Scheme

Harry Winston’s policy is to purchase polished diamonds from legitimate sources that subscribe to an international system of certification and warranties, known as the Kimberley Process Certification Scheme and The System of Warranties. Suppliers to Harry Winston are required to attest that the origin of the diamonds they supply come from legitimate sources that subscribe to the Kimberley Process.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Joint Arrangement

Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy or the occurrence of terrorist activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licences and permits from the Canadian government. The Diavik Mine Type “A” Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While DDMI, which is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2007 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Expansion of the Existing Salon Network

A key component of the Company’s Harry Winston strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston. There can be no assurance that the expansion of Harry Winston’s salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact Aber’s results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Aber, through its ownership of Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Mineral Properties

Aber has mineral interests in a few geographically distinct properties. The Diavik mineral claims and mining leases are contained within seven claim blocks (the “Diavik Property”). However, only the DDMI-Aber block of the Diavik Property is under development and considered to be material to the Company.

The Diavik Mine

Roscoe Postle Associates Inc. (“RPA”) was retained by Aber to carry out an independent audit of the mineral reserves and mineral resources of the Diavik Mine prepared by Diavik Diamond Mines Inc. (“DDMI”) pursuant to National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) and delivered a Technical Report which is dated April 8, 2005 and has been filed on www.sedar.com (the “2004 Technical Report”). In March of 2006, DDMI delivered a revised mineral reserve and mineral resource statement (the “2005 Diavik Resource Statement”) to the Company dated December 31, 2005, reflecting calendar 2005 production as well as modest refinements to update the reserve model. The 2005 Diavik Resource Statement was prepared under the supervision of Calvin Yip, P. Eng., Manager, Strategic Planning of DDMI, a “qualified person” within the meaning of NI 43-101. In March of 2007, DDMI delivered an updated reserve and resource statement (the “2006 Diavik Resource Statement”) to the Company dated December 31, 2006, reflecting calendar 2006 production and further ongoing modest refinements to the resource/reserve model. The 2006 Diavik Resource Statement was again prepared under the supervision of Calvin Yip, P.Eng., Manager, Strategic Planning of DDMI. All scientific and technical information included in this Annual Information Form relating to the Diavik Property that is not derived from the 2004 Technical Report, the 2005 Diavik Resource Statement or the 2006 Diavik Resource Statement has been based upon information prepared by or under the supervision of Calvin Yip, P.Eng., Manager, Strategic Planning of DDMI.

Aber Diamond Limited Partnership (40%) and DDMI (60%) own the respective percentage of an undivided ownership interest in the assets, liabilities and expenses of the Diavik Mine located at Lac de Gras in the Northwest Territories, Canada. Aber Diamond Limited Partnership is wholly owned, indirectly, by Aber Diamond Corporation of Toronto, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England and is the mine operator.

Summary of 2004 Technical Report and the 2006 Diavik Reserve and Resource Statement

The Diavik Diamond Mine is adjacent to the Ekati Diamond Mine of BHP-Billiton which has been in production since 1998. The main operations at Ekati are located some 30 km northwest of the Diavik Diamond Mine site.

The Diavik Diamond Mine currently consists of two open pit mines, a processing plant and supporting infrastructure. Diamonds produced at the site are transported to Yellowknife where they are sorted and distributed to the Joint Venture participants. Mining, which commenced in late 2002, is by open pit, with a transition to underground mining scheduled to begin in late 2008. The two open pits are planned on three separate kimberlite pipes. Exploration and development of the underground mine began in 2005 and will involve the three kimberlite pipes below the open pit limits.

Mineral reserve and mineral resource estimates as of December 31, 2006, are tabulated below.

DIAVIK MINERAL RESERVES DECEMBER 31, 2006
	Proven Reserves			Probable Reserves			Proven and Probable
Pipe	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct
A154S	3.6	4.8	17.4	3.8	4.8	17.9	7.4	4.8	35.4
A154N	3.1	2.1	6.4	5.9	1.9	11.5	9.0	2.0	17.9
A418	4.9	3.3	16.1	3.3	3.8	12.4	8.2	3.5	28.5
Sub-total	11.6	3.4	39.9	12.9	3.2	41.8	24.5	3.3	81.7
Stockpile	-	-	-	-	-	-	-	-	-
Total	11.6	3.4	39.9	12.9	3.2	41.8	24.5	3.3	81.7

Note: Totals may not add up due to rounding.

Cautionary Note Concerning Estimates of Reserves. The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The following is a reconciliation of the aggregate mineral reserves from the 2004 Technical Report to the 2006 Diavik Resource Statement:

M ct
Opening Reserves, per April 2004 Technical Report	95.6
Production, Calendar 2005	(8.3)
Plant Recovery Factor	(0.5)
DDMI Model Update, including Reconciliation to 2005 Production	3.4
Reserves, December 31, 2005	90.3
Production, Calendar 2006	(9.8)
Plant Recovery Factor	(0.3)
Net Variance to Updated Modelling	0.5
Reduced Mining Losses Expected – Refinement of Mining Plans	1.1
Reserves, December 31, 2006	81.7
Note: Totals may not add up due to rounding.

DIAVIK ADDITIONAL MINERAL RESOURCES DECEMBER 31, 2006
	Inferred Resources
Pipe	M t	Ct/t	M ct
A154S	0.6	3.9	2.3
A154N	1.7	2.3	3.9
A418	0.6	4.2	2.3
A21	4.8	3.0	14.6
Total	7.7	3.0	23.1
Note: Totals may not add up due to rounding.

RPA audited the mineral reserve and mineral resource estimates for the Diavik Diamond Mine as of December 31, 2004. In RPA’s opinion, the drill hole and sampling database were acceptable for mineral resource estimation. RPA’s check estimate of the mineral resources of the A154N pipe compares closely with the DDMI resource estimate. The mining, processing and economic parameters were determined by RPA to be reasonable and acceptable for conversion of mineral resources to mineral reserves. In RPA’s opinion, the estimate of the Diavik Diamond Mine mineral resources and mineral reserves dated December 31, 2004, was reasonable and acceptable.

RPA agreed with the classification of the DDMI mineral reserves into proven and probable categories. RPA made one change to the classification of mineral resources: RPA had classified the A21 resources into indicated and inferred categories, whereas DDMI has placed all of the A21 resource in the inferred category as shown above.

Following the audit of the 2004 resources and reserves, changes during 2005 apart from production consisted of minor refinements to deposit dimensions based on ongoing drilling and seismic work along with re-interpolation of grades. A review of the grade data and their distribution within the three kimberlites in the mine plan indicated that a re-estimation was warranted. The re-interpolation provided increased data support to some areas that had limited information, and resulted in an overall strengthening of modeled grade estimations.

In 2006, the underground portion of the reserves was adjusted by DDMI to reflect lower calculated mining losses and dilution resulting from refinements to the underground mine plans. This returned a small amount of carats to the mineable reserves and reduced the underground tonnes required to be mined in the future. Mine plan refinements also introduced a small remnant of A154N kimberlite that could be mined within the existing mine design. Other changes in 2006 included ongoing minor refinements to deposit volumes based on ongoing drilling and seismic work, and another year of production.

Property Location, Access and Infrastructure

The Diavik Diamond Mine is located in the Northwest Territories approximately 300 km northeast of Yellowknife. The Joint Venture has five mining leases from the Government of Canada with a total area of 2,470.5 hectares. These leases are granted under the terms specified in the Territorial Lands Act and the Territorial Lands Regulations.

A 1,600-metre long airstrip affords regular access to the Diavik Diamond Mine by fixed wing aircraft. Personnel are transported to and from the site, from a number of northern communities, by small commuter aircraft. Weekly service to and from Edmonton is provided by way of Boeing 737 aircraft. The Diavik Diamond Mine is accessible in winter by truck, via a 425 km long winter road, typically in operation from January to March. The majority of supplies required for the mine, including fuels, lubricants and explosives, are transported over this road.

To support the mining and processing operation at the Diavik Diamond Mine, infrastructure at the site includes a permanent accommodation 345-room complex, which is  part of a 700-person construction camp for overflow accommodation, maintenance shops, warehouse, administration offices, geochemical and environmental laboratory, three 700 hp diesel powered boilers for heating, and a power generating facility consisting of five 4.4 MW diesel generators. Waste heat is recovered from the generators for general heating requirements.

The Lac de Gras region is north of the tree line in the barren lands and is characterized by an abundance of small to large shallow lakes, impeded drainage, low relief, and mix of hummocky boulder strewn terrain and rock exposures. In recent history, Dene, Metis and Inuit peoples used the Lac de Gras area for subsistence hunting and trapping. Today, human activity in the Lac de Gras area is largely confined to exploration, mining, outfitting and guiding related activities.

History

The Diavik Diamond Mine, known as the Diavik Diamond Project prior to the commencement of commercial production, was created to explore and develop diamondiferous kimberlite pipes in an area approximately 300 km northeast of Yellowknife. The original Diavik claims were staked by Aber in late 1991 and early 1992. In 1992 a joint venture was formed between Aber Resources Ltd. (now Aber Diamond Corporation) and partners and Kennecott Canada Inc. (now Kennecott Canada Exploration, Inc.) to continue exploration of the Diavik claims.

Four potentially economic kimberlite pipes were discovered by the Diavik Joint Venture under the waters of Lac de Gras adjacent to East Island. Mini-bulk samples were obtained from the A154S, A154N, A418 and A21 pipes by large diameter core drilling. Underground bulk sampling of the A154S and A418 pipes was undertaken via a decline driven from the shore of East Island. The mini-bulk samples and the underground bulk samples were processed at a pilot plant to recover diamonds for mineral resource estimation and valuation of representative parcels from each pipe.

Diavik Diamond Mines Inc. (DDMI), which was assigned the Kennecott interest, was established in 1996 to develop the joint venture prospects. Based on a definitive Diavik Feasibility Study by SNC Lavalin in 2000, a production decision was taken to develop the Diavik Diamond Mine. Construction proceeded through 2001 to 2002. Equipment, construction materials and fuel were trucked to the site on the winter road.

A kimberlite processing and diamond recovery plant was constructed along with the associated infrastructure noted above, plus fuel storage tanks, processed kimberlite containment area, and water storage and treatment facilities. A 3.9 km long water retention dike was constructed around the planned site of the A154 open pit. After dredging of the lake bottom sediments and dewatering the diked area, till overburden was removed to expose the A154S and A154N pipes for mining.

Mining and processing of kimberlite commenced in late 2002. Kimberlite mined and processed has been mostly from the A154S kimberlite with some contribution from A154N. Production to the end of 2006 totals 29.498 million carats of diamonds from 7.677 million tonnes of processed kimberlite for a recovered grade of 3.84 ct/t.

Geology and Mineralization

The Diavik Diamond Mine area is located near Lac de Gras in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. The Slave craton contains deformed and metamorphosed, Archean aged metaturbidite and lesser metavolcanic rocks of the Yellowknife Supergroup. These supracrustal rocks have been intruded by extensive Archean granitoids, and are in turn intruded by undeformed, late Archean granites and diabase dike swarms. Pleistocene continental glaciation and retreat has left a thin, discontinuous mantle of sandy and bouldery basal and ablation tills and ice contact deposits such as eskers in the area.

Local geology in the Lac de Gras area consists of three Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The four Diavik kimberlite pipes are aligned in a northeast-southwest direction along with other pipes. Country rocks to the kimberlites are muscovite-biotite granites cut by pegmatite, locally with inclusions of biotite schist (metamorphosed turbidites).

The Diavik kimberlites were formed by volcanic surface eruptions and near surface injections of kimberlite magma and volcaniclastic debris into the granitic country rocks and into mid Cretaceous to Tertiary mudstones that once covered the Archean basement. The kimberlites contain a number of facies, broadly classed into three types of material. Hypabyssal facies represents material crystallized from kimberlite magma. It generally represents a small portion of the Diavik pipes along walls and in roots. Volcaniclastic material formed by fallback or slumping into a crater and epiclastic material composed of kimberlites and mudstones washed into the crater. The volcaniclastic and epiclastic material make up the bulk of the Diavik kimberlites. Exotic fragments consisting of Cretaceous to Tertiary mudstones and granitic country rocks occur in kimberlite. Mudstone in places forms a significant portion of the kimberlite and dilutes the diamond grade.

Drilling and Sampling

The four Diavik kimberlite pipes for which mineral resources and/or mineral reserves are reported have been delineated and sampled by a combination of small diameter core drill holes, large diameter core drill holes, large diameter reverse circulation drill holes and Sonic drill holes. Small diameter core holes (HQ and NQ size) drilled from 1994 to 1998 total 19,494 m in 71 holes on the four pipes. Large diameter core holes (152 mm and 85 mm diameter) from 1996 to 1998 total 11,746 m in 38 holes on the four pipes. An additional 27 small diameter core holes were drilled on the A154S and A154N pipes in 2003 and 2004 (4,951 m) along with ten large diameter reverse circulation holes (61 cm diameter) on A154N and nine 35 cm large diameter reverse circulation and 152 mm Sonic holes on the A418 pipe.

Mini-bulk samples from the large diameter core holes were processed at a pilot plant. Overall for the four Diavik pipes, a total of 266 t were processed from the four pipes to recover 1,028 ct of diamonds. Underground bulk samples were processed at two pilot plants. The 2,587 t sample from A154S yielded 12,688 ct and the 3,350 t sample from A418 yielded 8,325 ct. Similarly, mini-bulk samples from large diameter reverse circulation holes drilled in the A154N pipe in 2004 were processed at a pilot plant. A total of 853 t were processed to recover 2,109 carats from the A154N pipe.

Diamond valuations for the four pipes were carried out for the 2000 and prior Feasibility Studies. For a representative parcel of the A154S bulk sample diamonds, the value was US$79 per carat. For representative samples of the A418 bulk sample diamonds, different values were obtained for different kimberlite types: US$69 per carat for Type A and US$49 per carat for Type B. Relatively small parcels of diamonds from the large diameter holes returned values of US$33 per carat for A154N and US$28 per carat for A21. The A154N value has been superseded by a valuation of US$82 per carat on 11,771 carats recovered from a bulk sample mined in 2003.

RPA indicated in the 2004 Technical Report that in its opinion, the drill hole and bulk sampling data used were valid and appropriate for estimation of mineral resources and mineral reserves.

Mineral Resources and Mineral Reserve Estimates

Mineral Resources

The 2004 Technical Report reflected some significant changes from previous reserve and resource statements. The A154N mineral reserve was increased significantly; previous mineral resources below the open pit have been upgraded by more drilling and have been demonstrated to be economic based on a higher diamond value obtained in bulk sampling. The A21 pipe mineral reserves were downgraded to mineral resources because of uncertainty in the economics in the 2004 estimate.

The general approach taken by DDMI was simple kriging of stone density values using results of the large diameter core drilling and large diameter reverse circulation drilling. Simple kriging weights grade by domain means as well as by the spatial distribution of composites, in contrast to ordinary kriging or other interpolation methods that weight grades only by spatial distribution. The stone density values for each block were multiplied by the average stone weight (ct/stn) for the particular kimberlite unit (domain) to obtain grade values (ct/t). The block volumes were multiplied by the average bulk density for the particular kimberlite domain to obtain block tonnage.

The three-dimensional solids models of each kimberlite pipe and the kimberlite unit domains within each pipe were modeled from the delineation diamond drill hole pierce points of the kimberlite contacts with wall rocks and other kimberlite units.

The large-diameter core samples were composited to regularize the samples for uniform weighting prior to geostatistical interpolation of stones/tonne values. The composites were declustered in preparation for block model interpolation. Block models were constructed for each pipe with block dimensions of 15 m by 15 m horizontal by 10 m vertical. The blocks corresponded vertically to the planned mining bench heights.

RPA audited the Diavik diamond mineral resource estimates in connection with a previous assignment in 2001. At that time, RPA’s opinion was that the DDMI mineral resource estimate was reasonable and acceptable. Since that time, the Diavik Diamond Mine has come into operation and has produced significant quantities of diamonds. Production has come primarily from the A154S pipe with some from the A154N pipe.

Reconciliation studies by DDMI compared tonnes and grade mined with reserve estimates. Several factors were identified as contributing to lower-than-expected production grades in 2003, including the presence of mud-rich kimberlite, higher moisture content and lower density than expected in the upper benches of A154S, lower-than-expected recovery of small diamonds in the process plant, and processing of some low-grade A154N kimberlite. These factors were taken into account in the December 31, 2004, resource and reserve estimate and led to the introduction of a 94% metallurgical recovery factor for the processing plant.

For the December 31, 2004 resource estimate contained in the 2004 Technical Report, DDMI re-ran the 2000 block model using the same simple kriging methodology as described above, but with results of more drilling, bulk sampling, operating experience and the factors noted above.

In preparing the 2004 Technical Report, RPA reviewed the 2004 DDMI mineral resource estimate and did an independent block model estimate of the A154N kimberlite pipe, the pipe with the most new data collected in 2003 and 2004. RPA used ordinary kriging of ct/t values in LDC drill holes instead of simple kriging of stn/t values used by DDMI. Results of the RPA estimate compared closely with the 2004 DDMI mineral resource estimate for the A154N pipe.

In the 2004 Technical Report, RPA confirmed its view that the DDMI mineral resource estimates for the A154S, A154N, A418 and A21 pipes were reasonable and acceptable.

DDMI classified mineral resources in each kimberlite pipe into measured, indicated and inferred categories depending on the density of drilling information, sample spacing, and assessment of geological continuity. DDMI classifies its mineral resources and mineral reserves under the Australian Joint Ore Reserve Committee (JORC) code. In preparing the 2004 Technical Report, RPA reviewed the classification of the Diavik mineral resources with respect to the CIM standards for classification of mineral resources, as required under NI 43-101.

In preparing the 2004 Technical Report, RPA agreed with the DDMI mineral resource classifications with the exception of the A21 pipe, which DDMI classified all as inferred. In RPA’s view, it would have been more appropriate to classify the A21 mineral resources as indicated and inferred under the CIM standards of classification, to reflect level of geological knowledge and confidence in the grade and tonnage estimates. In the 2000 Feasibility Study, the A21 Pipe was classified as indicated resource and inferred resource; most of the indicated resource was converted to probable reserve.

For the December 31, 2005 resource estimate, DDMI incorporated new information gathered since the last update and then re-ran the block model using ordinary kriging of ct/t values, after conducting extensive statistical verifications that domain means for this parameter were not domain-specific. This effectively removed any boundary constraints on data available within the kimberlite model and provided stronger data support for more-robust grade estimation. There were some minor volume changes resulting from new delineation drilling, but the main outcome of 2005’s modeling update was an increased confidence in the grade estimation. The 2004 resource classifications were not changed.

For the December 31, 2006 resource estimate, further precision refinements were made to the three-dimensional model volumes based on ongoing delineation work. Apart from any grade adjustments associated with the small volume changes, the updated grade modeling from 2005 remained unchanged. The resource classifications also remained unchanged.

Mineral Reserves

Pre-production mineral reserves were estimated in the 2000 Feasibility Study from the mineral resources and included both open pit and underground mineral reserves. Since commencement of diamond production in late 2002, the original mineral resource estimate, the open pit designs and the underground mining plans have been modified from those in the Feasibility Study. The modifications to the A154S, A154N and A418 open pit designs have been relatively minor. The A21 pipe was originally in the mine plan as an open pit and classified as mineral reserves, but was removed in 2004 because of uncertain economics. The A21 pipe has been declassified to mineral resources, as noted previously. DDMI is doing more work on the A21 pipe to gain more confidence in the mineral resource estimate and diamond value, and is examining options for economic mine and dike designs.

New studies have been undertaken on underground mining of the A154S, A154N and A418 pipes which have resulted in major changes to the underground mineral reserves. The largest change is to the A154N pipe which had no underground mineral reserves in the 2000 Feasibility Study, but has a significant underground mineral reserve in 2005. This change is largely due to a new valuation of A154N diamonds based on a bulk sample from the open pit in 2003 and samples from large-diameter reverse circulation drilling in 2004.

External dilution in the open pit is estimated at 4%, primarily to allow for inclusion of granitic wall rock in the kimberlite mill feed. Reconciliation studies indicate that 4% is a reasonable estimate. There is no internal dilution since all of the kimberlite will be mined; similarly mining recovery is assumed to be 100% in the open pit. The concept of a cut-off grade is not applicable since there will be no mining selectivity. All of the kimberlite will be mined to the economic depth of each open pit.

DDMI is currently revising and reassessing the 2000 Feasibility Study underground mine designs and parameters. Designs are being refined for the A154S and A418 pipes where underground mining is planned. In the case of the A154N pipe, where underground mining was not planned in the 2000 Feasibility Study, underground mining is now planned because a new diamond valuation makes the economics more attractive.

Underground mining is planned to be by underhand cut and fill and blast hole stoping with access via haulage ramps with sublevel development. Major considerations in mine design are the inherent weakness of the kimberlite and water inflow. Mining recovery and dilution estimates are included in the reserve estimate. Dilution is estimated to be 4% at zero grade for the open pits and up to 10% at zero grade for underground mining, depending on the mining method applied. Mining recovery is assumed to be 100% in the open pits and 90% for underground mining.

In 2005, DDMI commenced a program of underground exploration and test mining at the A154S, A154N and A418 pipes to test ground and water conditions in order to do more detailed mine planning. This investigative work is ongoing, and underground mine design and planning are underway.

In its determination of mineral reserves, DDMI assessed the economics of open pit mining and underground mining. DDMI has over four years of operating experience with parameters such as direct and indirect operating costs, ongoing capital requirements, mining productivity, processing plant capacity and recovery, and diamond values. Other parameters, such as underground mining capital and operating costs, dilution and recovery, productivity, ground conditions, water inflow, have been reviewed and reassessed since the time of the 2000 Feasibility Study. In preparing the 2004 Technical Report, RPA reviewed the economic studies and parameters used by DDMI to justify the designation of mineral reserves and concurred that they were reasonable and acceptable. For the underground mine plans, the abovementioned exploratory work and advanced mine designs have led to a refinement (reduction) of calculated mining losses and dilution for the December 31, 2006 reserves statement (now just over 90% recovery with dilution reduced but still within 10% at zero grade).

The following is the updated in situ reserve estimate as of December 31, 2006 contained in the 2006 Diavik Resource Statement provided by DDMI:

DIAVIK IN SITU OPEN PIT AND UNDERGROUND RESERVES DECEMBER 31, 2006
	Proven Reserves			Probable Reserves			Proven and Probable
Pipe	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct
A154S
Open Pit	3.6	4.8	17.4	0.7	6.3	4.5	4.3	5.1	21.9
Underground	-	-	-	3.0	4.4	13.4	3.0	4.4	13.4
A154N
Open Pit	-	-	-	-	-	-	-	-	-
Underground	3.1	2.1	6.4	5.9	1.9	11.5	9.0	2.0	17.9
A418
Open Pit	4.4	3.2	14.1	-	-	-	4.4	3.2	14.1
Underground	0.5	4.1	1.9	3.3	3.8	12.4	3.8	3.8	14.4
Total	11.6	3.4	39.9	12.9	3.2	41.8	24.5	3.3	81.7

Note: Totals may not add up due to rounding

Cautionary Note Concerning Estimates of Reserves. The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Other relevant data and information

Currently, mining at the Diavik Diamond Mine is by conventional open pit methods. In the A154 open pit, ore mined from the A154S and A154N pipes in ten metre benches is loaded into trucks with hydraulic shovels and hauled to the plant and stockpiled for rehandling into the plant. Ore is fed to the processing plant in batches. The mine trucks are used to haul waste to the waste dumps. The mine operates around the clock; most operators work a 12-hour shift.

Ore production from the A418 open pit is scheduled to commence in 2008, with stripping commencing in 2007. Construction on the A418 water retention dike commenced in 2005, progressed ahead of schedule and the rock-fill berm was closed off in October. The A418 Mine Plan includes only proven and probable mineral reserves.

Underground mining of parts of the A154S, A154N and the A418 pipes below the completed open pits is scheduled to begin in late 2008. An underground exploration and test mining program began in 2005 to further delineate and test underground stoping methods. Stoping methods planned include underhand cut and fill and blast hole stoping.

The processing plant recovers diamonds from the kimberlite by means of primary crushing and scrubbing to remove fine material to tailings, secondary crushing to limit the particle top size to 25 mm, dense medium separation (DMS) to recover heavy minerals including diamonds, re-crushing DMS reject to 6 mm to liberate locked diamonds, wet and dry x-ray sorting plus magnetic separation to recover diamonds from DMS concentrate, single particle x-ray sorting, sizing, packaging and transport to Yellowknife. Processed kimberlite is placed in the processed kimberlite containment storage area.

Diamonds are flown from the Diavik Diamond Mine to the production splitting facility (PSF) in Yellowknife where the diamonds are cleaned, sorted and split into the Company’s 40% share and DDMI’s 60% share. The Company’s share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

DDMI completed a thorough environmental assessment before the Diavik Diamond Mine site was developed. An on-site environmental staff is responsible for monitoring, directing, reporting and communicating on the environmental issues. DDMI reports that the project is in compliance with all permits and that there are no other environmental liabilities known at this time.

In order to demonstrate the economic viability of the Diavik mineral reserves, in preparing the 2004 Technical Report, RPA prepared a cash flow model for the Diavik Diamond Mine and performed sensitivity analysis. RPA used DDMI forecasts of mine production, capital costs and operating costs from 2005 to 2017. Diamond values used were from the 2000 Feasibility Study except for the A154N pipe for which the 2003 bulk sample value is used. For the purposes of the model, the Diavik Diamond Mine was assumed to be a taxable entity. This is not actually the case, since each of the Diavik Joint Venture participants is responsible for its own taxes.

The RPA cash flow model prepared in connection with the 2004 Technical Report is very robust and clearly shows that the Diavik Diamond Mine is profitable and that the designation as mineral reserves is justified.

Other Properties

In addition to the Diavik Property, Aber, through its subsidiary Aberex Minerals Ltd., has very minor interests in:

1.                                       The WO Claim Block diamond exploration project, located immediately south of the Diavik Property; and

2.                                       The ATW Claim Block diamond exploration project, located immediately south of the Diavik Property.

ITEM - 4     DIVIDENDS

The Company’s current dividend policy is to pay an annual dividend of $1.00 per common share, declared and payable in quarterly installments of $0.25 per share.

Dividends totaling $1.00 per common share were paid in each of the last two prior fiscal years. Aber paid a cash dividend of $0.15 per common share in the 2005 fiscal year.

Under the terms of its credit facilities, the Company must make certain pre-payments in the event that it makes any dividend payments. The Board of Directors expects to periodically review its dividend policy based on such factors as earnings, capital requirements and the operating and financial condition of the Company. The Board of Directors will announce any changes in the Company’s current dividend policy when and if the Board of Directors of the Company implements such changes.

ITEM - 5     DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the board of directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

ITEM - 6     MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (symbol ABZ) since March 7, 1988. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada. The Company’s common shares have been listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (NASDAQ) since March 20, 1989 (trading symbol ABER).

Trading Price and Volume

The following table outlines the 52-week trading history, as well as monthly trading history during the period from February 2006 to January 2007, based on the closing price for Aber Diamond Corporation shares on the Toronto Stock Exchange for the Company’s fiscal year ended January 31, 2007:

52 - Week High:	C$49.35
52 - Week Low:	C$32.64
Average Daily Volume:	182,480

Month	High (C$)	Low (C$)	Average Daily Volume
February (2006)	49.35	42.45	217,125
March	48.49	42.91	164,239
April	48.43	43.80	162,847
May	44.91	35.84	210,464
June	38.45	32.64	163,214
July	39.00	34.97	103,850
August	42.19	36.80	121,659
September	41.50	35.55	233,970
October	41.89	34.34	357,733
November	43.24	40.10	147,805
December	44.74	39.88	176,926
January (2007)	45.80	38.26	135,973

ITEM 7 - DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, municipalities of residence, current positions with the Company as of the date of this Annual Information Form and principal occupations of each of the directors of the Company as of January 31, 2007 and the preceding five years are as follows (such information not being within the knowledge of the Company, it has been furnished by each directors individually):

Name of Director	Biography
Robert A. Gannicott Chairman and Chief Executive Officer Director since June 19, 1992

Robert A. Gannicott of Toronto, Ontario, Canada, was appointed the President and Chief Executive Officer of the Company in September 1999. Upon the appointment of Mr. O’Neill as President on April 15, 2004, Mr. Gannicott continued his duties as Chief Executive Officer and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has recently chaired the CIM/OSC Diamond Exploration Disclosure Committee.

Lars-Eric Johansson(1)(3) Director since June 2, 2003

Lars-Eric Johansson of London, England recently served as the Executive Vice-President and Chief Financial Officer of Kinross Gold Corporation. Prior to that, Mr. Johansson served as Special Advisor on Project Financing to Falconbridge Limited’s Koniambo nickel project in New Caledonia and served as the Executive Vice-President and Chief Financial Officer of Noranda Inc. Mr. Johansson is Chairman of the Board of Forsbecks AB, Sweden, and a director of Golden Star Resources Ltd., Niocan Inc. and Canadian Solar Inc.

Lyndon Lea(2)(3) Director since December 3, 2004

Lyndon Lea of London, England, is a founding partner of Lion Capital and is responsible for its management. Prior to founding Lion Capital in 2004, he was a partner of Hicks, Muse, Tate & Furst whose European business he co-founded in 1998. Mr. Lea currently serves on the boards of Yell Group plc, Weetabix Limited, Wagamama Group Limited, Orangina B.V., Kettle Foods Group and American Safety Razor Company.

Laurent E. Mommeja(1)(2) Director since June 22, 2004

Laurent E. Mommeja of Paris, France, was appointed the President of Castille Investments, a subsidiary of Hermes International, in June 2005. Prior to his appointment, Mr. Mommeja was the General Manager and Director of Europe and the Middle East for Hermes International as of January, 2001. Prior to this, he was the Chief Executive Officer and President of Hermes of Paris Inc., a US subsidiary of Hermes International.

Name of Director	Biography
Thomas J. O’Neill President Director since July 22, 2002

Thomas J. O’Neill of Paris, France, was appointed the President of the Company and Chief Executive Officer of the Company’s subsidiaries, Harry Winston, Inc. and H.W. Holdings, Inc., on April 15, 2004. Prior to his appointment, Mr. O’Neill was a director and President Worldwide, of Burberry Group plc, a British retailer and luxury goods company. Mr. O’Neill’s career in luxury retailing includes senior executive positions with Tiffany & Co, Louis Vuitton and LVMH. He is a director of C & J Clark Limited, U.K.

J. Roger B. Phillimore Director since November 17, 1994

J. Roger B. Phillimore of London, England, is a corporate director and advisor to companies primarily in the natural resource industry. He is the Deputy Chairman of Lonmin plc, a mining corporation based in Britain. Prior to 1993, he was  Joint Managing Director of Minorco S.A.

John M. Willson(1)(2)(3) Director since January 25, 2005

John M. Willson of Vancouver, British Columbia, Canada, is a corporate director and currently serves as a director of Nexen Inc., Finning International Inc., Pan American Silver Corp. and Garaventa (Canada) Ltd. Mr. Willson served as President and Chief Executive Officer of Placer Dome Inc. from 1993 to 2000.

(1)                                  Member of the Audit Committee.

(2)                                  Member of the Human Resources and Compensation Committee.

(3)                                  Member of the Corporate Governance Committee.

The principal occupations of each of the executive officers of the Company (other than Robert A. Gannicott and Thomas J. O’Neill who are directors as well as executive officers of the Company and whose information is included in the previous table) as of the date of this Annual Information Form and the preceding five years (such information not being within the knowledge of the Company, it has been furnished by each person individually) are as follows

Name of Executive Officer	Biography
Alice Murphy Vice-President, Chief Financial Officer

Alice Murphy, of Toronto, Ontario, Canada, is a Chartered Accountant and joined the Company in October 2004 as Vice-President, Finance and Chief Financial Officer. Prior to joining the Company, she served as Vice-President, Finance with Pricewaterhouse Coopers LLP.

James R.W. Pounds Senior Vice-President, Diamond Management

James R.W. Pounds of Toronto, Ontario, Canada is the Company’s Senior Vice-President, Diamond Management. He joined the Company in July 2004 as Vice-President, Sales. Prior to joining the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers direct trading arm in Israel).

The information regarding share ownership not being within the knowledge of the Company, it has been furnished by each person individually. The directors and executive officers of Aber, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 786,720 common shares of Aber, representing approximately 1.35 % of issued and outstanding common shares as of March 31, 2007.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, to the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years, no director or executive officer of the Company has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Lars-Eric Johansson recently served as the Executive Vice-President and Chief Financial Officer of Kinross Gold Corporation, a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Kinross was subject to a management cease trading order issued by the Ontario Securities Commission on April 1, 2005 for failure to file its annual financial statements. Kinross became current in its filings on February 22, 2006 and the management cease trading order was lifted on that date.

ITEM 8 - AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board is included in Appendix 1. The members of the Audit Committee are Directors of the Company and are identified below.

Education and Experience

This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NASDAQ rules. The Board has also determined that the Chairman of the Audit Committee, Lars-Eric Johansson, is a financial expert who has over 15 years experience as a chief financial officer of major Canadian public mining companies. Each member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, as president or chief executive officer or chief financial officer of a public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

Lars-Eric Johansson recently served as the Executive Vice President and Chief Financial Officer of Kinross Gold Corporation. Prior to that, he served as Special Advisor on Project Financing to Falconbridge Limited’s Koniambo nickel project in New Caledonia and served as the Executive Vice President & Chief Financial Officer of Noranda Inc. of Toronto. Mr. Johansson is Chairman of the Board of Forsbecks AB, Sweden, and a director of Golden Star Resources Ltd., Niocan Inc. and Canadian Solar Inc. Mr. Johansson graduated from the Gothenberg School of Economics in 1970 with a specialty in finance and accounting.

Laurent E. Mommeja is the President of Castille Investments, a subsidiary of Hermes International. Prior to his appointment, Mr. Mommeja was the Director of Europe and the Middle East for Hermes International as of January 2001. Prior to this, he was the Chief Executive Officer and President of Hermes of Paris Inc., a US subsidiary of Hermes International. He is on the Board of Directors of six subsidiaries of Hermes International (Italy, Germany, Great-Britain, Switzerland, Iberia and Benelux) and continues to serve on the Board of Directors of Hermes Paris Inc. Mr. Mommeja holds a Masters in Business Administration with a major in Marketing.

John M. Willson, is a corporate director and currently serves as a director of Nexen Inc., Finning International Inc., Pan American Silver Corp. and Garaventa (Canada) Ltd. Mr. Willson served as President and Chief Executive Officer of Placer Dome Inc. from 1993 to 2000.

Pre-Approval Policies and Procedures

The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees

Fees paid to KPMG LLP during the years ended January 31, 2007 and 2006 in Canadian Dollars were as follows:

	2007 (Cdn)	2006 (Cdn)
Audit Fees(1)	$1,734,632	$883,520
Audit Related Fees(2)	$89,848	$127,340
Tax Fees(3)	$196,980	$261,060
All other Fees(4)	$7,000	$5,000

(1)           Includes audit and review services.

(2)           Includes SOX 404 work and various audit services required as per legal obligations.

(3)           Primarily tax advisory services.

(4)           Review of annual meeting materials.

ITEM 9 - LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to be contemplated.

ITEM 10 - TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company of Canada at its principal transfer office in Toronto, Ontario.

ITEM 11 - INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Diavik Mine as at April 8, 2005 was prepared by Roscoe Postle Associates Inc., in connection with the mineral reserve and mineral resource audit pursuant to the 2004 Technical Report. To the knowledge of the Company, Roscoe Postle Associates Inc. beneficially held, directly and indirectly, less than 1% of the outstanding common shares of the Company at the time of the preparation of the report.

Certain updated technical information contained in this Annual Information Form relating to the Diavik Mine as at December 31, 2006 has been prepared by Calvin Yip, P. Eng., Manager Strategic Planning of DDMI. To the knowledge of the Company, Mr. Yip beneficially held, directly and indirectly, less than 1% of the outstanding common shares of Aber at the time of the preparation of the report. Pursuant to DDMI policy, Mr. Yip is prohibited from holding any common shares of the Company.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 of the Canadian Securities Administrators by the Company during, or related to, its most recently completed financial year other then KPMG LLP, the Company’s external auditors. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the various Canadian provincial institutes/ordre.

ITEM 12 - MATERIAL CONTRACTS

The only contract entered into by Aber since January 1, 2002, other than contracts entered into by the Company in the ordinary course of business, that is currently material to Aber is its amended and restated credit agreement dated as of September 29, 2006 (the “Credit Agreement”). The Credit Agreement is among the Company and Aber Diamond Mines Ltd., as borrowers and guarantors as well as certain of the Company’s subsidiaries as guarantors and a syndicate of Canadian banks and certain foreign banks and other financial institutions as lenders.

The Credit Agreement provides for a $75.0 million revolving facility, and for two $100.0 million term facilities, which are secured by charges against Aber’s interest in the Diavik Diamond Mine as well as various other security. For additional detail on the terms of the Credit Facility, see page 7 of this Annual Information Form under the sub-heading “Credit Facility” or “Contractual Obligations” in the Company’s Management’s Discussion and Analysis and “Note 12 – Long Term Debt” to the Company’s Financial Statements, both in respect of the year ended January 31, 2007, which are hereby incorporated herein by reference.

ITEM 13 - ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Company’s securities and securities authorized for issuance under equity compensation plans is contained in Company’s information circular dated April 16, 2007, for the annual and special meeting of shareholders scheduled for June 6, 2007. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended January 31, 2007 and January 31, 2006, which are included in the Company’s Annual Report.

APPENDIX 1:      AUDIT COMMITTEE CHARTER

ABER DIAMOND CORPORATION

AUDIT COMMITTEE CHARTER

MANDATE

The Audit Committee is appointed by the Board of Directors (the “Board”) of Aber Diamond Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•                  Review and assess management’s overall process to identify principal risks that could affect the achievement of the Corporation’s business plans and to monitor the process to manage such risks.

•                  Oversee and monitor the Corporation’s compliance with legal and regulatory requirements.

•                  Be directly responsible for the appointment, compensation and oversight of the external auditors.

•                  Oversee audits of the Corporation’s financial statements.

•                  Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal audit department.

•                  Oversee and monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

•                  Provide an avenue of communication among the external auditors, management, the internal audit department, and the Board.

•                  Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

Major Responsibilities and Functions

Review Procedures

Review and update the Committee’s charter at least annually, recommend proposed changes to the Board for approval thereof and provide a summary of the Committee’s composition and responsibilities in the Corporation’s annual report or other public disclosure documentation.

Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation’s reports filed with the regulatory authorities in Canada and the United States.

Annual Financial Statements

1.                           Discuss and review with management and the external auditors the Corporation’s annual audited financial statements and related documents prior to their filing or distribution. Such review to include:

a)                           the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any specific steps adopted in light of material control deficiencies;

b)                          a review of the use of off-balance sheet financing, including management’s risk assessment and adequacy of disclosure;

c)                           a review of the external auditors’ audit examination of the financial statements and their report thereon;

d)                          a review of any significant changes required in the external auditors’ audit plan;

e)                           a review of any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information;

f)                             a review of other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

g)                          all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

h)                          other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

2.                           Review and formally recommend approval to the Board the Corporation’s:

a)                           year-end audited financial statements;

b)                          annual earnings press releases;

c)                           Management’s Discussion and Analysis in respect of the year-end audited financial statements;

d)                          Annual Information Form; and

e)                           all prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

3.                           Review with management and the external auditors and:

a)                           approve and report to the Board quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis and interim earnings press releases; and

b)                          either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board any significant changes to the Corporation’s accounting principles.

4.                           Review and discuss quarterly reports from the external auditors regarding:

a)                           all critical accounting policies and practices to be used;

b)                          all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

c)                           other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Internal Control Environment

5.                           Ensure that management provides to the Committee an annual report on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls.

6.                           Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risks to the Corporation.

7.                           Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and provide the Committee’s view to the Board of Directors.

8.                           Review significant findings prepared by the external auditors and the internal audit department, together with management’s responses.

9.                           Review, in consultation with the head of the internal audit department and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.

Other Review Items

10.                     Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal audit department or the external auditors.

11.                     Review all insider transactions and related party transactions between the Corporation and any officers or directors.

12.                     Review with the General Counsel, the head of internal audit and the external auditors the result of their review of the Corporation’s monitoring compliance with each of the Corporation’s Code of Ethics and Business Conduct and applicable legal requirements.

13.                     Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related corporate compliance policies, and programs and reports received from regulators or governmental agencies.

14.                     Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal audit department or the external auditors.

15.                     Review with the Chief Executive Officer and the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, the Securities Act, Ontario, and any other laws or regulations within the required time periods and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.

External Auditors

16.                     Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditors shall report directly to the Committee.

17.                     Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

18.                     Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as a part of the review described in the foregoing, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii)  recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.

19.                     Review and evaluate:

a)                           the external auditor’s and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors;

b)                          the terms of engagement of the external auditors, together with their proposed fees;

c)                           external audit plans and results;

d)                          any other related audit engagement matters; and

e)                           the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

20.                     Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18 and 19, evaluate the external auditors’ qualifications, performance and independence, and whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the external auditors to the Board.

21.                     Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

22.                     Recommend to the Board policies for the Corporation’s hiring of employees or former employees of the external auditors who participated in any capacity in the audit of the Corporation.

23.                     Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors, including a review of management consulting services and related fees provided by the external auditors compared to those of other audit firms.

Internal Audit Department and Legal Compliance

24.                     Meet with the head of the internal audit department as required, but in any event at least quarterly.

25.                     Review and concur in the appointment, replacement, reassignment, or dismissal of the head of the internal audit department.

26.                     Confirm and assure, annually, the independence of the internal audit department.

27.                     Consider and review with management, the external auditors, and the head of the internal audit department:

a)                           significant findings during the year and management’s responses and follow-up thereto;

b)                          any difficulties encountered in the course of the internal audits, including any restrictions on the scope of their work or access to required information;

c)                           any changes required in the planned scope of the internal audit plan;

d)                          the resources, budget, reporting relationships and planned activities of the internal audit department;

e)                           the internal audit department charter; and

f)                             internal audit department’s compliance with the IIA’s Standards for the Professional Practice of Internal Auditing (Standards).

Approval of Audit and Non-Audit Services

28.                     Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

29.                     Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

30.                     If the pre-approvals contemplated in paragraphs 28 and 29 are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

31.                     Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 28 through 30. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

Other matters

32.                     Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

33.                     Review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

34.                     Review, approve and report to the Board on banking authorities for the Corporation’s and its subsidiaries’ bank accounts.

35.                     Review, approve and report to the Board on internal controls at the Corporation’s subsidiaries.

36.                     Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

37.                     Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities.

38.                     The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

39.                     The Committee shall evaluate its performance annually.

40.                     Perform such other functions as required by law, the Corporation’s charter or bylaws, or the Board.

41.                     Consider any other matters referred to it by the Board.

42.                     Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters, and (b) the confidential submission by employees of the Corporation of concerns regarding questionable accounting controls or auditing matters.

Operation of Committee

Reporting

The Committee shall report to the Board following each Committee meeting.

Composition of Committee

The Committee shall consist of not less than three Directors as determined by the Board, all of whom shall qualify as independent Directors and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

All members of the Committee shall have the financial literacy to be able to read and understand the Corporation’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•                  An understanding of generally accepted accounting principles and financial statements;

•                  The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•                  Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•                  An understanding of internal controls and procedures for financial reporting; and

•                  An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders’ meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

The Corporate Governance Committee will recommend an independent and financially literate director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chairman presiding at any meeting shall not have a casting vote.

Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee.

Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates. For greater certainty, director’s fees are the only compensation an audit committee member may receive from the Corporation or its affiliates.

Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the external auditors.

Committee meetings may be held in person, by video-conference, by telephone or by any combination of any of the foregoing.

Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to external auditors at least 48 hours prior to the time fixed for such meeting.

A member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

The Chief Executive Officer, the Chief Financial Officer, the Controller and the head of the internal audit department are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of the internal audit department, the external auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

Minutes of Committee meetings shall be sent to all Committee members, all directors and to the external auditors.

Engaging Outside Resources

The Committee is empowered to engage outside resources, as it deems advisable, at the expense of the Corporation.

Approved by the Board of Directors of Aber Diamond Corporation on the 25th day of March, 2007.

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous – containing diamonds.

diamonds – a crystallized variety of pure carbon that may be of gem quality.

dike -  a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

MCT - million carats per tonne.

mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

- proven mineral reserve:  The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve:  The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources:  A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources:  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe -  see “kimberlite” above.

polished diamonds – rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till - a glaciogenic, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.